October 10, 2013

Via Facsimile and EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2012 filed on April 16, 2013 (File No. 000-50826)

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 23, 2013, relating to the Annual Report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”), which was filed with the Commission on April 16, 2013 .

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2012 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

1. We note the $35 million guarantee underlying a standby letter of credit to secure your payment obligations to ArenaNet for an exclusive PRC license of the Guild Wars 2 game. Please disclose the payment terms of your license in a footnote to the Contractual Obligations and Commercial Commitments table on page 83, including cancellation provisions if any. Further discuss in the Liquidity and Capital Resources section the expected time frame for the completion of the secure public testing of the game and when you expect to recognize revenues. In this regard, we note in the last sentence on page 64 that you expect revenues generated from the World of Tanks game (not the Guild Wars 2 game) to continue to be a major driver for growing your Internet games revenues in 2013.

Response

In response to the Staff's comments, the Company proposes to add a new footnote to the Contractual Obligations and Commercial Commitments table in its Annual Report on Form 20-F for the fiscal year ending December 31, 2013. For illustrative purposes, the Company has reproduced below the Contractual Obligations and Commercial Commitments table from page 83 of the 2012 Form 20-F together with the addition of such proposed new footnote disclosure (in italics) for the Staff’s reference.

	Payments due by period in thousands
	Total	Less than 1 year	1-3 years	Within 3-5 years	More than 5 years
License Fee Obligations (1)	47,172.5	27,172.5	20,000.0
Operating Lease Obligations	4,727.6	2,560.0	2,167.6
Purchase Obligations	4,576.4	3,485.6	1,049.0	41.8
Total	56,476.5	33,218.1	23,216.6	41.8

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(1) The amount includes the total payment obligations of US$45 million to ArenaNet for an exclusive PRC license relating to the Guild Wars 2 game, which includes US$10 million initial license fee and US$35 million minimum guaranteed royalty fee. The US$10 million initial license fee and US$15 million of the royalty fee are expected to be paid in less than one year, and the remaining US$20 million of the royalty fee is expected to be paid within one to three years. There is no cancellation provision under the license agreement.

The Company respectfully advises the Staff that, since there is a high degree of uncertainty regarding the time frame for the launch of the Guild Wars 2 game, the Company currently does not have an expected date for the completion of the secure public testing of the game.

The Company further advises the Staff that the Company does not expect to recognize significant revenue from the Guild Wars 2 game in 2013. Consequently, the Company expects the World of Tanks game to continue to be a major driver for its Internet games revenue in 2013.

2. We note that you earn Internet games operation revenue by providing Internet games services to players under an item-based revenue model. Under the item-based revenue model, deferred revenue are recognized as revenues when in-game items purchased with in-game currencies are consumed by players over the estimated lives of such items. Please disclose the estimated lives for such game items, your assumptions and methodology in determining such estimated lives, and your basis for determining periodic revenue. In this regard, we note from your earning call transcript for June, 2013, that your CFO, Mr. Jay Chang, referred to the “frontloading of virtual items sales in the first quarter, compared to the second quarter.”

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Response

In response to the Staff's comments, the Company proposes to add disclosure substantially in the form below (in italics), in its Annual Report on Form 20-F for the fiscal year ending December 31, 2013 relating to the item-based revenue model in the “Internet Games Revenue” subsection under “Critical Accounting Policies” as below:

“We derive Internet games revenues primarily from Internet games operation revenues and licensing revenues. We earn Internet games operation revenue through providing Internet games services to players under an item-based revenue model, whereby players are able to play the Internet games free of charge for an unlimited amount of time, but are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets.

The revenue recognition policy for the item-based games relies on the useful lives of various items associated with each of our item-based games. The in-game items have different life patterns: one-time use items, limited life items with useful life ranged from 3 days to 90 days and permanent ownership items. Revenues from the sales of one-time use in-game items are recognized upon consumption. Revenues from the sales of limited life in-game items are recognized ratably based on the extent of time passed or expired. Players are allowed to use permanent life in-game items without any use or time limits, and revenues from the sales of permanent life in-game items are recognized based on the estimated lives of the in-game items. We consider the average period that players typically play our games and other game player behavior patterns, as well as various other factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions to arrive at the best estimates for the estimated lives of the permanent life in-game items. Our estimate of the period that game players typically play our games may not accurately reflect the estimate lives of the permanent life in-game items. We have been revising our estimates as we continued to collect operating data, and refining our estimation process and results accordingly. All paying users’ data collected since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of these paying users during the period between their first log-on date and last log-on date are used to estimate the lives of the permanent life in-game items.”

The Company further notes that in the earnings call transcript for June, 2013, Jay Chang, the Company’s Chief Financial Officer stated: “Domestic Net game revenues were US$23.16 million, a 16.8% decrease from 1st quarter 2013 but a 10.7% increase from the same period last year. Domestic Net game revenues consisted primarily of revenues from World of Tanks. The revenue decrease in 2nd quarter 2013 in Net Game compared to 1st quarter 2013 mainly due to the commercial release of the Chinese tank series in 1st quarter 2013 which leads to more frontloading of virtual items sales in 1st quarter 2013 compared to the 2nd quarter 2013 period.” The Company respectfully submits that Mr. Chang was referring to the higher demand from users when the new Chinese tank series was first introduced in 1st quarter 2013, as compared to subsequent periods after the content was introduced. Since most items introduced in 1st quarter 2013 were either one-time use items or limited life items with less than one month validity life, the introduction led to an increase of revenue in 1st quarter 2013 but had little impact on the revenue in 2nd quarter 2013.

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3. We note that the warrant table only includes warrants issued during 2012 and appears to exclude the other half of the NGP warrant issued in 2009, which NGP did not transfer to Fit Run Limited. Please revise to include all outstanding warrants. Refer to ASC 505–10–50-3.

Response

The Company respectfully submits that it has considered the disclosure requirement of ASC 505-10-50-3 and has concluded that the issue date, number of underlying shares, price per share and expected remaining contractual live of the outstanding warrants have already been disclosed on page F-52 in its Annual Report on Form 20-F for the fiscal year ending December 31, 2012, and that there are no other special terms of the NGP warrant that are required to be disclosed. However, in light of the Staff’s comment, the Company proposes to add additional disclosure as set forth below relating to the NGP warrant in its Annual Report on Form 20-F for the fiscal year ending December 31, 2013 in order to further enhance the disclosure relating to the NGP warrant. For illustrative purposes, the Company has reproduced below the relevant existing disclosure from page F-52 of the 2012 Form 20-F together with such additional proposed disclosure (in italics) for the Staff’s reference.

“In March 2009, the Company issued a warrant to purchase up to 80 million of ordinary shares with a purchase price $0.125 per share to NGP, which will expired in five years after the issuance. In August 2012, NGP transferred 50% of its original warrant in the form of a warrant for the purchase of up to 40 million of ordinary shares of the Company, exercisable prior to March 18, 2014, to Fit Run Limited. In exchange for the original warrant, the Company issued a new warrant to NGP for the purchase of up to 40 million of ordinary shares, exercisable prior to March 18, 2014. As of December 31, 2012, the warrants for the purchase of up to 80 million of ordinary shares of the Company remained outstanding.”

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In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact William Chua of Sullivan & Cromwell (tel: (+852) 2826-8632; fax: (+852) 2826-1773; e-mail: chuaw@sullcrom.com), or the undersigned by telephone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.

Sincerely,

/s/ Jay Chang
Jay Chang
Chief Financial Officer

cc:	Ms. Kathryn Jacobson
Mr. Dean Suehiro
Mr. Greg Dundas
(Securities and Exchange Commission)

Mr. Leilei Wang, Chief Executive Officer
(KongZhong Corporation)

Mr. Deric Chiu
(Deloitte Touche Tohmatsu Certified Public Accountants LLP)

William Y. Chua, Esq.
Yeqing Zheng, Esq.
Cheng Guo, Esq.
(Sullivan & Cromwell)

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